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October 31, 2005	Writer's Direct Number: (317) 236-2289 Direct Fax: (317) 592-4666 Internet: Stephen.Hackman@icemiller.com

VIA EDGAR AND COURIER

Pamela A. Long, Assistant Director
United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Mail Stop 7010 Washington, D.C. 20549-7010

  Re:
  Obsidian Enterprises, Inc.
  Amendment No. 1 to Schedule 13E-3
  Filed by the Filing Persons on September 16, 2005
  File No. 5-40250

Dear Ms. Long:

        On behalf of our client, Obsidian Enterprises, Inc. (the "Company"), this letter responds to the Staff's comments on the above-referenced filing ("Amendment No. 1") provided to Timothy S. Durham by letter dated October 6, 2005. For your convenience, the subheadings and order of responses set forth below correspond with the subheadings and order set forth in the Staff's comment letter. The Staff's comments are in bold. Also enclosed are three copies of Amendment No. 2 to Schedule 13E-3 ("Amendment No. 2") marked to show changes from Amendment No. 1. Unless otherwise noted below, the Staff's comments have been addressed in Amendment No. 2. The page numbers in our responses refer to the respective pages of Amendment No. 2. Capitalized terms used in this letter have the meanings ascribed thereto in Amendment No. 2, unless otherwise defined herein.

Form 13E-3/A filed September 16, 2005

General

1.
We note your response to prior comment 1. Please tell us the number of record holders of Obsidian shares held by persons other than the Filing Persons. We note that according to your Form 10-K for the fiscal year ended 2004, you had 720 record holders. We may have further comments.

  As of October 7, 2005, the Company had 707 shareholders of record. Excluding the Filing Persons, that number is 699. The Black Rock Class is comprised of approximately seven shareholders.

2.
We note your response to prior comment 2. However, we did not see where you described whether Black Rock will have the ability to modify the terms of the offer, including the offer price. Please advise.

  The Filing Persons supplementally advise the Staff that they reserve the right to modify the terms of the transaction, including the offer price. If there is any material modification of the terms of the transaction, including but not limited to a change in price, the Filing Persons will promptly amend the Schedule 13E-3 and promptly disseminate discloure of such change in a manner reasonably calculated to inform Obsidian's shareholders. Amendment No. 2 has been revised in "Questions and Answers About the Going Private Transaction" on page 3 and under a new subheading "Material Modification to Terms of the Transaction" under "Description of the Transaction" on page 43 to disclose this information.

3.
Please explain why the company did not file a Form 8-K for the departure of John Schmidt. Please provide the disclosure required by Item 5.02 of Form 8-K in this filing. Specifically, explain if the director resigned, was removed or refused to stand for re-election to the board because of a disagreement with the company or the Filing Persons.

  The failure to file a Form 8-K disclosing the resignation of John Schmidt was an oversight by the Company. The Company filed a Form 8-K on October 13, 2005 with the required information. The fact that Mr. Schmidt resigned on June 21, 2005 and the reasons for his resignation have been disclosed on page 11 of Amendment No. 2.

Special Factors, page 10
Background of the Transaction, page 10

4.
Please identify the executive officer position held by Mr. Whitesell at the time of the July 2004 discussions of taking Obsidian private with Mr. Durham. We note that Mr. Durham is identified as chairman of the board and chief executive officer on page 2.

  Amendment No. 2 has been revised on page 10 to disclose that Mr. Whitesell was the President and Chief Operating Officer of Obsidian in July 2004. The Filing Persons supplementally advise the Staff that Mr. Whitesell has held that position since 2001.

5.
Please identify the type of third party providers interviewed by Rick Snow, the Chief Financial Officer of Obsidian, July through September 2004 regarding the costs associated with implementing a compliance program to prepare for the implementation of Section 404 of the Sarbanes-Oxley Act.

  Amendment No. 2 has been modified on page 10 to disclose that Mr. Snow interviewed two risk management consulting firms and two independent public accounting firms regarding the costs associated with implementing a Section 404 compliance program.

6.
Please identify the various legal counsel referred to in this disclosure, including, but not limited to, Obsidian's legal counsel present at the October 1, 2004 meeting with the board of directors, counsel, and Mr. Snow; the legal counsel of the special committee at the February 10, 2005 conference call; and Mr. Durham's legal counsel throughout March, April and May 2005.

  Amendment No. 2 has been revised on pages 10 through 13 to identify the legal counsel present at the above referenced meetings.

7.
We note your response to prior comment 6. Although we understand that Mr. Durham advised the special committee that he would not vote in favor of a sale or other change in control of the company, please clarify why the Special Committee did not hire its own financial advisor or otherwise independently evaluate the fairness of the transaction proposed by Mr. Durham. Disclose any negotiations relating to the potential going private transactions between the Special Committee and any of the Filing Persons.

  The Filing Persons supplementally advise the Staff that there have been no negotiations or further discussion between any of the Filing Persons and the special committee since the February 10, 2004 conference call. Amendment No. 2 has been revised on page 11 and elsewhere to clarify that the special committee has taken no further action on any matter since that time and will not take any further action unless the Filing Persons are unable to acquire 90% of the outstanding shares of Obsidian common stock, and Obsidian's board of directors determines to reconsider a going private transaction.

  Amendment No. 2 has also been revised on page 11 to provide additional clarifying disclosure regarding the deliberations of the special committee and its determination to suspend its activities pending the result of the Filing Persons' efforts to effect the proposed going forward transaction.

8.
Please discuss how the proposed cash consideration of $1.85 per share to be received by unaffiliated security holders in connection with the going private transaction was determined. For example, did Mr. Durham present this as a possible price per share to Goelzer? If so, how was the price initially determined? What factors were considered?

  Amendment No. 2 has been revised on pages 12 and 13 to disclose that the proposed cash consideration of $1.85 per share was set by Mr. Durham and Mr. Whitesell following their receipt on June 30, 2005 of Goelzer Investment Banking's valuation analysis which stated that, in Goelzer's opinion, the fair value of one share of Obsidian common stock was $1.82. After considering Goelzer's valuation analysis and the recent trading history of Obsidian's common stock,

  Mr. Durham and Mr. Whitesell determined a per share price of $1.85 to be offered in the going private transaction. In addition, Goelzer's fairness opinion dated September 14, 2005, stated that the fair value of Obsidian common stock was $1.85 per share. Based upon this revised valuation, Mr. Durham and Mr. Whitesell believed it was reasonable to keep the per share consideration at $1.85.

9.
In identifying the individuals responsible for proposing the cash consideration of $1.85 per share to be received by unaffiliated security holders in connection with the going private transaction, please address whether the value of the $23.5 million in net operating loss ("NOLs") carryforwards which could be carried forward and applied to future earnings was included in the analysis in order to give credit to security holders for the value created by these NOLs. We note Goelzer's consideration of the NOLs in its determination of fairness, as described on page 27.

  The Filing Persons supplementally advise the Staff that the NOLs were considered by Messrs. Durham and Whitesell when the cash consideration was established only to the extent that the NOLs were considered in Goelzer's valuation analysis. Since Mr. Durham and Mr. Whitesell did not separately consider any of the individual factors relied upon by Goelzer in its valuation analysis, it would seem to be misleading to specifically address any single factor (such as the NOLs). Amendment No. 1 has been revised on page 13 to disclose that the price was determined by Mr. Durham and Mr. Whitesell in reliance upon Goelzer's valuation and recent trading prices.

10.
At any point did the Committee consider the value of the NOLs in its consideration of the proposed cash consideration of $1.85? If so, please discuss the Committee's consideration of these NOLs in detail. Did the Committee's determination of NOLs comport with that of Goelzer to be $23.5 million?

  The Filing Persons supplementally advise the Staff that the committee was not formed to consider the transaction proposed by the Filing Persons and, for that reason, had no occasion to consider the value of the NOLs. Amendment No. 2 has been revised to clarify the nature of the Special Committee's operations and that the Special Committee has not considered any aspect of the going private transaction proposed by the Filing Persons.

11.
We reissue prior comment 16. Please explain why the Filing Person did not wait for the Special Committee to make a determination or recommendation with respect to the benefits or detriments to Obsidian, or the fairness to unaffiliated stockholders, of the transaction.

  Amendment No. 2 has been revised to disclose on page 11 that the Special Committee was not formed to consider the transaction proposed by the Filing Persons, but instead to determine whether a going private transaction was in the best interests of Obsidian, the form of the transaction, if any, that Obsidian should utilize in order to accomplish a going private transaction and the consideration to be paid in such a transaction. Additionally, Amendment No. 2 has been revised on page 12 to disclose that, because the special committee had been formed to review a going private transaction by Obsidian (and not an independent transaction by the Filing Persons or any other third party), the legal structure of the transaction proposed by the Filing Persons did not require any action by the special committee and the Filing Persons intended to retain an independent financial advisor to perform a valuation of Obsidian's common stock and to set the price to be paid to unaffiliated stockholders at or above the value determined by the valuation analysis, the Filing Persons did not believe the special committee's review of the transaction was necessary.

Effects of the Transaction, page 13
Effects of the Transaction on the Filing Persons, page 13

12.
Because this statement is filed by an affiliate of the company, the description of the effects of the Rule 13e-3 transaction on the Company's affiliates must include, but not be limited to, the effect of the Rule 13e-3 transaction on the affiliate's interest in the net book value and net earnings of the company in terms of both dollar amounts and percentages. Please See Instruction 3 to Item 1013 of Regulation M-A. We note your statement that "As a result of the going private transaction the Filing Persons ... will increase their interest in the net book value and net earnings of Obsidian."

  Amendment No. 2 has been revised on page 15 to provide the effect of the transaction on the interest of the Filing Persons in the net book value and net earnings of Obsidian in terms of both dollar amounts and percentages.

13.
Please address the effect of the benefit of the $23.5 million NOLs on the Filing Persons. We note that Goelzer determined, during the course of its fairness evaluation that the NOL's would be used up over the next five fiscal years, with income taxes not being incurred until fiscal year 2010. This would appear to be a beneficial effect of the going private transaction on the affiliated security holders and must be discussed in detail.

  Amendment No. 2 has been revised on page 15 to disclose that the Filing Persons will benefit from Obsidian's ability, if any, to use NOLs to reduce future taxable income.

Effects of the Transaction on the Black Rock Class, page 14

14.
Please address the effect of the benefit of the $23.5 million NOLs on the members of the Black Rock Class who elect to sell their shares of Obsidian common stock to Black Rock Acquisition in exchange for shares of Black Rock common stock or a combination of cash and Black Rock common stock. As discussed above, we note that Goelzer determined, during the course of its fairness evaluation, that the NOL's would be used up over the next five fiscal years, with income taxes not being incurred until fiscal year 2010. This would appear to be a beneficial effect of the going private transaction on these security holders and must be discussed in detail.

  Amendment No. 2 has been revised on page 15 to disclose that, like the Filing Persons, members of the Black Rock Class who elect to remain shareholders of Obsidian will benefit from Obsidian's ability, if any, to use NOLs to reduce future taxable income. If all of the members of the Black Rock Class elect to remain shareholders of Obsidian, they will hold a total of 12.79% of the outstanding shares of the private company and will have a 12.79% interest in the private company's net income.

Effects of the Transaction on the Minority Class, page 14

15.
Your description of the effects of the Rule 13e-3 transaction on the subject company, its affiliates and unaffiliated security holders, including the federal tax consequences, must include a reasonably detailed description of both the benefits and detriments of the transaction to the subject company, its affiliates and unaffiliated security holders. See Item 1013(d) of Regulation M-A. The benefits and detriments of the transaction must be quantified to the extent practicable. Please discuss the loss of participation in any future NOLs, an apparent detriment of the transaction to such unaffiliated security holders. Such detriment should be quantified.

  Amendment No. 2 has been revised on page 16 to disclose that members of the Minority Class, as part of the loss of their interest in the future net income of Obsidian, will lose the ability to benefit from Obsidian's ability, if any, to use NOLs to offset income taxes on future taxable income.

  The Filing Persons do not believe that it is possible to reasonably quantify the loss of this potential benefit to the Minority Class for two primary reasons. First, if Obsidian were to remain public, it is possible that Obsidian's earnings would be less than projected by the Filing Persons and that Obsidian would not have taxable income in the years prior to the expiration of the NOLs. Second, in the event that Obsidian did have taxable income as a public company and was able to benefit from the use of the NOLs, stockholders in the Minority Class would only benefit to the extent that an increase in Obsidian's net income resulted in an increase in the trading prices of Obsidian common stock. Since Obsidian's common stock is thinly traded and since 77.29% is held by affiliates of Obsidian, it is difficult, if not impossible, to predict whether any increase in the stock price would result and, therefore, the amount of any benefit to the Minority Class in the absence of a going private transaction.

Purposes of and Reasons for the Transaction, page 16

16.
Further, please disclose the time Obsidian's Section 404 obligations under the Sarbanes-Oxley Act will come due in describing why the Filing Persons determined to pursue the going private transaction at this time.

  Amendment No. 2 has been revised on page 18 to disclose that, although the compliance dates were subsequently amended, at the time that the Filing Persons elected to go forward with the going private transaction, Obsidian was required to comply with the provisions of Section 404 not later than October 31, 2005. The current compliance date is October 31, 2007. Despite the extended compliance date for Section 404, the Filing Persons believe that the expenses generally associated with being a public company, including the specific expenses that Section 404 compliance will eventually require, justify the decision to take Obsidian private. Specifically, for the fiscal years ended October 31, 2003 and 2004, Obsidian spent approximately $556,000 and $608,000, respectively, on recurring costs associated with being a public company. These amounts did not include any costs related to Section 404 compliance.

17.
We note your response to prior comment 17. Please explain why the Filing Persons believe the company has value going forward that cannot be realized from a sale of Obsidian at this time.

  Amendment No. 2 has been revised starting on page 18 to disclose that the Filing Persons believe that Obsidian's high level of debt and negative book value would be likely to cause buyers to undervalue Obsidian. At July 31, 2005, Obsidian's consolidated assets were approximately $49.8 million, while consolidated liabilities were $66.1 million. Additionally, net book value at this date was $(16.6) million. The Filing Persons believe Obsidian's value can be increased if it operates with lower expenses, which should increase cash flow and allow Obsidian to reduce its debt. The Filing Persons also intend to improve Obsidian's operations and pursue significant strategic initiatives, as more fully described in Obsidian's quarterly report on Form 10-Q for the fiscal quarter ended July 31, 2005 in Management's Discussion and Analysis of Financial Condition and Results of Operations under the heading "Results of Operations—Overview," which they believe will generate positive cash flow.

18.
Provide the basis for the Filing Persons' belief that alternative transaction structures, such as a long-form merger or a tender offer followed by a short-form merger would be "unnecessarily time consuming and costly, without providing any material advantages to the public stockholders of Obsidian."

  Amendment No. 2 has been revised on page 19 to disclose that the belief of the Filing Persons that the alternative transaction structures mentioned would be unnecessarily time consuming and costly, without providing any material advantages to the public stockholders, is based primarily upon the historically low proxy response from Obsidian's public stockholders. For example, in the last vote of Obsidian's stockholders taken in connection with an annual meeting only 123, or 17%, of the 720 stockholders of record entitled to vote at that meeting actually returned their proxies. Out of a total of 3,113,333 shares outstanding, the proxies returned represented a total of 2,635,271 shares of Obsidian's common stock, of which the Filing Persons held 2,202,991 shares. The Filing Persons believe that this historically low proxy response provides a reasonable basis for concluding that transactions that require a vote of the shareholders would be unnecessarily time consuming and expensive due to the fact that they would require Obsidian to solicit proxies from stockholders who are not likely to respond. Additionally, based on this same data, the Filing Persons also believe that a limited number of Obsidian's public stockholders would respond to a tender offer.

Fairness of the Transaction, page 17
The Filing Persons believe that the consideration of $1.85 per share being offered is fair from a financial point of view to members of the Black Rock Class, page 18

19.
We note your response to prior comment 24. Please disclose in greater detail why the Filing Persons believe that the higher trading prices over the past two years should be discounted in determining a fair price. Disclose the range of prices over the past two years and the percentage discount that the Filing Persons used in determining that $1.85 is within the appropriately discounted range. Also quantify and provide the Filing Person's analysis to support their belief that the lower prices are a trend. Please address these matters in your discussion of fairness to security holders in the minority class as well.

  The Filing Persons supplementally advise the Staff that the use of the term "discount" was intended to mean only that the higher trading prices were not believed to be a significantly relevant factor in their analysis, not that an actual discount percentage was applied to those prices. Amendment No. 2 has been revised on page 21 to clarify this point.

  In making their determination to give less weight to the higher trading prices, the Filing Persons reviewed analysis provided by Goelzer regarding Obsidian's recent trading history, as more specifically described under "Fairness Opinion of Financial Advisor—Recent Trading History," and determined to rely upon and adopt Goelzer's analysis regarding the trend of a declining price for shares of Obsidian's common stock.

The Filing Persons believe that the consideration of one share of Black Rock common stock per share of Obsidian common stock is fair from a financial point of view to members of the Black Rock Class, page 18

20.
Please discuss the Filing Persons' consideration of the fact that Obsidian will assume up to $255,000 in debt when it merges with Black Rock Acquisition, a loan from Diamond Investments, LLC, a company wholly-owned by Mr. Durham, and that as part of the reverse merger of Black Rock Acquisition with and into Obsidian, this debt will be assumed by Obsidian. Describe how this factor affected the Filing Persons' fairness determination. We note your reference to the cash loan, but believe that you should disclose the consideration of such issue in detail as a factor considered in determining fairness.

  Amendment No. 2 has been revised on page 22 under the heading "The Filing Persons do not believe that the financial costs of the transaction outweigh the benefits," to disclose that the Filing Persons did consider Obsidian's assumption of the loan from Diamond Investments and determined that any detriment associated with the assumption of this debt was outweighed by the cost savings to Obsidian associated with the costs of implementing a Section 404 compliance program and with the recurring annual costs associated with being a public company.

21.
Provide the filing persons' detailed analysis of the reasons why it is appropriate to rely upon a valuation of Obsidian which included only those operations that are wholly-owned subsidiaries of Obsidian, while excluding the operating entities that are owned by related parties and reported in the consolidated financial statements. Was a valuation of Obsidian which included all operations, including the operating entities that are owned by related parties and reported in the consolidated financial statements performed? If so, state the value here. If the filing persons wish to rely upon Goelzer's explanation for excluding these entities as discussed in the fairness opinion, the filing persons must expressly adopt the advisor's discussion of the factors. See Q&A 20 in SEC Release 34-17719, April 13, 1981.

  Amendment No. 2 has been revised starting on page 20 to disclose that the Filing Persons have relied upon and adopted Goelzer's explanation for excluding the operating entities that are included in Obsidian's consolidated financial statements but which are not owned by Obsidian.

The Filing Persons did not believe that liquidation value was a valid factor in their analysis of the fairness of the transaction, page 21

22.
Prior Comment 24. State the negative book value here and explain how such value relates to the liquidation value, as security holders would receive it in the event of liquidation. Did you determine the liquidation value?

  Amendment No. 2 has been revised on page 22 to disclose the negative book value and to discuss its relationship to the liquidation value.

23.
The factors that are important in determining the fairness of a transaction to unaffiliated security holders and the weight, if any, that should be given to them in a particular context will vary. Normally such factors will include, among others, those referred to in Instruction 2 of Item 1014 of Regulation M-A and whether the consideration offered to unaffiliated security holders constitutes fair value in relation to the listed factors. Please provide your analysis made with respect to each factor in your fairness determination. We note that you have addressed current and historical market prices.

  Instruction 2 to Item 1014 of Regulation M-A states that the factors that are important in determining the fairness of a transaction to unaffiliated security holders will normally include whether the consideration offered to unaffiliated security holders constitutes fair value in relation to:

    i.
    current market prices;

    ii.
    historical market prices;

    iii.
    net book value;

    iv.
    going concern value;

    v.
    liquidation value;

    vi.
    purchase prices paid in previous purchases disclosed in response to Item 1002(f) of Regulation M-A;

    vii.
    any report, opinion, or appraisal described in Item 1015 of Regulation M-A; and

    viii.
    firm offers of which the subject company or affiliate is aware made by any unaffiliated person, other than the filing persons, during the past two years for:

    a.
    the merger or consolidation of the subject company with or into another company, or vice versa;

    b.
    the sale or other transfer of all or any substantial part of the assets of the subject company; or

    c.
    a purchase of the subject company's securities that would enable to holder to exercise control of the subject company.

  Each of these factors is addressed in Amendment No. 2 beginning on page 20 under the heading "The Filing Persons believe that the consideration of $1.85 per share being offered is fair from a financial point of view to members of the Black Rock Class" and on page 23 under the heading "The Filing Persons believe that the consideration of $1.85 per share being offered is fair from a financial point of view to members of the Minority Class."

The Filing Persons considered the fact that there is a lack of procedural safeguards in place to protect the interest of the Minority Class, page 21

24.
We note your response to prior comment 26, but cannot locate where you addressed the fact that the financial advisor was engaged by the Filing Persons and not by the company or the Special Committee. Please address this issue accordingly.

  Amendment No. 2 has been revised on pages 23 and 25 to disclose that Goelzer was engaged by the Filing Persons and not the Special Committee or Obsidian.

25.
Prior Comments 26 and 27. Discuss in reasonable detail the material factors upon which the belief as to the fairness of the transaction to the unaffiliated security holder is based, and to the extent practicable, the weight assigned to each factor. The discussion must include an analysis of the extent, if any, to which the filing person's beliefs are based on the factors described in paragraphs (c), (d) and (e) of Item 1014 of Regulation M-A. See Item 1014(b) of Regulation M-A. We note your statement of each item in the negative. The absence of procedural safeguards is not determinative of whether the discussion should address such safeguards. By analogy, please see Q&A 20 in SEC Release 34-17719, April 13, 1981, addressing the consideration of liquidation. Further, we note your representation that state law does not require such procedural safeguards. The lack of state requirement as to such procedural safeguards does not relieve you of the requirements of Item 1014 of Regulation M-A. Please revise this disclosure accordingly.

  Amendment No. 2 has been revised starting on page 25 to include additional disclosure regarding the bases of the Filing Persons for believing that the lack of certain procedural safeguards does not negatively affect their determination that the going private transaction is fair to stockholders in the Minority Class.

The Filing Persons considered the fact that stockholders in the Minority Class would not have the opportunity to benefit from the future earnings or growth of Obsidian, page 22

26.
State whether or not, in this consideration, the Filing Persons considered the fact that stockholders in the Minority Class will not have the opportunity to benefit from the use of NOLs specifically.

  Amendment No. 2 has been revised on page 26 to disclose that the use of the NOLs was specifically considered and to reiterate the discussion on page 16 which has been revised in response to comment 15 of this letter.

Fairness Opinion of Financial Advisor, page 22

27.
We note your response to prior comment 32. Please present the material projections in a tabular format so that they are easier for investors to read.

  Amendment No. 2 has been revised to provide the projections in tabular format.

28.
We note your response to prior comment 33. Please clarify whether Goelzer assumed, at the direction or the representation of the Filing Persons and/or management, that the financial forecasts were reasonably prepared and reflected the best currently available estimates and judgments of the Filing Persons and the company.

  Amendment No. 2 has been revised on page 40 to disclose that, Goelzer assumed, based upon the representations of Obsidian's Chief Financial Officer and Chief Operating Officer to that effect, and upon visits to the operations of each of Obisdian's wholly-owned subsidiaries, the information provided to Goelzer (including the financial forecasts) by the Chief Operating Officer and Chief Financial Officer was accurate, complete and reasonably prepared and reflects the best currently available information.

29.
We note your response to prior comment 35. However, since July 31st reported numbers would appear to have been available at the time of the updated opinion, explain why Goelzer did not use the most recently available information in their report dated September 14th. Disclose whether you will receive an updated opinion to take into consideration Obsidian's financial information for the quarter ended July 31st.

  The Filing Persons supplementally advise the Staff that at the time that Goelzer completed work on its valuation analysis, the final numbers for the quarter ended July 31, 2005 were not available to Goelzer. In order to allow Goelzer adequate time to complete its work and to file the Amendment No. 1 in a timely fashion, it was necessary for Goelzer to complete its work on the basis of the financial statements for the fiscal quarter ended April 30, 2005. Additionally, Goelzer had indicated to the Filing Persons that, due to the fact that its valuation analysis was based primarily on the income approach, which looks at a discounted cash flow rather than historical results, as long as actual results are reasonably similar to the projections, Goelzer's valuation analysis will not be affected by historical results.

  Amendment No. 1 has been revised on page 29 to disclose that the Filing Persons do not intend to update the valuation analysis or the fairness opinion regardless of changes in the financial results or condition of Obsidian.

30.
Please note that each and every report, opinion and appraisal received by the company or any affiliates from any third party that is materially related to this transaction constitutes a separate Item 1015 report that must be described in detail in the document and filed as an exhibit to Schedule 13E-3. Please revise the schedule to provide the summary required by Item 1015 of the analyses underlying the initial fairness opinion provided on June 30. It appears that the appraisals that were provided to Goelzer for its use in rendering its fairness opinion would also constitute Item 1015 reports that should be described in the filing. Your discussion should summarize this information, not merely repeat all of the information contained in the opinion, board presentation or appraisals. Please also file the original opinion and appraisals, and any accompanying materials that were presented to the board as exhibits to Schedule 13e-3.

  Goelzer's fairness opinion and valuation report dated September 14, 2005 were previously filed as Exhibits (c)(1) and (c)(2) to Amendment No. 1 and have been incorporated by reference into Amendment No. 2. Amendment No. 2 has been revised on page 30 to clarify that the appraisals that Goelzer used in connection with its evaluation of the "Asset Approach" were not prepared in connection with the going private transaction and were generally at least twelve months old. Due to the fact that the appraisals were not prepared in connection with this transaction, it does not appear that they are required to be filed with the Schedule 13E-3 under Item 1015 of Regulation M-A.

Conclusion, page 34

31.
We reissue prior comment 47. In this section, Annex A and Exhibit (c)(1), we note the limitation on reliance by stockholders in the fairness opinion provided by Goelzer. Please delete the limitation or alternatively, disclose the basis for Goelzer's belief that stockholders cannot rely upon the opinion to support any claims against Goelzer arising under applicable state law (e.g., the inclusion of an express disclaimer in Goelzer's engagement letter with the Filing Persons). Describe any applicable state law authority regarding the availability of such a potential defense. In the absence of applicable state law authority, disclose that the availability of such a defense will be resolved by a court of competent jurisdiction. Also disclose that resolution of the question of the availability of such a defense will have no effect on the rights and responsibilities of the Filing Persons under applicable state law. Further disclose that the availability of such a state-law defense to Goelzer would have no effect on the rights and responsibilities of either Goelzer or the Filing Persons under the federal securities laws.

  Amendment No. 2 has been revised on page 41 to clarify that Goelzer's opinion letter has been delivered to the board of directors of Black Rock Acquisition and states that it may only be relied upon by the board of directors of Black Rock Acquisition and its advisors in connection with the proposed going private transaction, and may not be relied upon for any other purpose or by any other party, including Obsidian, or its board of directors, for any purpose whatsoever. Amendment No. 2 further discloses that Goelzer was retained by Black Rock Acquisition to provide the valuation analysis and the fairness opinion pursuant to the terms and conditions of an engagement letter between Goelzer and Black Rock Acquisition and that the engagement letter expressly states that the agreement is made solely for the benefit of the board of directors of Black Rock Acquisition, Goelzer, and the affiliates, subsidiaries, employees, agents, officers and directors of Goelzer, and that no other person shall acquire or have any right under or by virtue of the engagement letter.

  We supplementally advise the Staff that the engagement letter states that it its terms will be governed by and construed in accordance with the laws of the State of Indiana as applied to contracts made and performed wholly in the State of Indiana, without regard to principles of conflicts of law. We could find no applicable authority under the laws of the State of Indiana regarding whether or not Goelzer would be able to rely on the terms of the engagement letter and the limitations on reliance in the fairness opinion as a defense to any state law claim against Goelzer by any party other than the board of directors of Black Rock Acquisition. For that reason, Amendment No. 2 has also been revised on page 41 to state that the applicability of such a defense to Goelzer will be resolved by a court of competent jurisdiction and that the resolution of the question of the availability of such a defense will have no effect on the rights and responsibilities of the Filing Persons under applicable state law. Amendment No.2 also discloses that the availability of a state-law defense to Goelzer will have no effect on the rights and responsibilities of either Goelzer or the Filing Persons under federal securities law.

Summary Financial Information, page 39

32.
Please update your financial information for the quarter ended July 31, 2005.

  Amendment No. 1 has been revised to update the financial information for the quarter ended July 31, 2005.

        Per the Staff's request, also included with this correspondence is a written statement from each of the Filing Persons acknowledging that:

  •
  each of the Filing Persons is responsible for the adequacy and accuracy of the disclosure in its filings with the Securities and Exchange Commission;

  •
  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

  •
  the Filing Persons may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        Please do not hesitate to contact me if you have any questions or concerns about any of the responses contained in this letter or if you need any additional information.

Very truly yours,
ICE MILLER
/s/ Stephen J. Hackman
cc:
Timothy S. Durham

ACKNOWLEDGMENT

        In connection with the filing of the Obsidian Enterprises, Inc. Schedule 13E-3 by the Filing Persons named therein, the undersigned Filing Person, hereby acknowledges:

  •
  Each of the Filing Persons is responsible for the adequacy and accuracy of the disclosure in its filings with the Securities and Exchange Commission (the "Commission");

  •
  comments by the Staff of the Commission or changes to disclosure in response to the Staff's comments do no foreclose the Commission from taking any action with respect to the filing; and

  •
  the Filing Persons may not assert staff comments as a defenses in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        In witness whereof, the undersigned Filing Persons have executed this acknowledgement as of October 31, 2005.

BLACK ROCK ACQUISITION CORP.
By:	/s/ TIMOTHY S. DURHAM
Printed:	Timothy S. Durham
Title:	Chairman and Chief Executive Officer
/s/ TIMOTHY S. DURHAM
Timothy S. Durham
/s/ TERRY G. WHITESELL
Terry G. Whitesell
/s/ JEFFREY W. OSLER
Jeffrey W. Osler
OBSIDIAN CAPITAL PARTNERS, LP.
By:	/s/ TIMOTHY S. DURHAM
Printed:	Timothy S. Durham
Title:	Managing Member
DIAMOND INVESTMENTS, LLC
By:	/s/ TIMOTHY S. DURHAM
Printed:	Timothy S. Durham
Title:	Managing Member
FAIR HOLDINGS, INC.
By:	/s/ TIMOTHY S. DURHAM
Printed:	Timothy S. Durham
Title:	Chairman and Chief Executive Officer

DURHAM WHITESELL & ASSOCIATES
By:	/s/ TIMOTHY S. DURHAM
Printed:	Timothy S. Durham
Title:	Managing Member

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Form 13E-3/A filed September 16, 2005
ACKNOWLEDGMENT